SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM N-8A/A

NOTIFICATION OF AMENDMENT TO REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company (formerly known as The Henlopen Fund) hereby notifies the Securities and Exchange Commission that it is amending its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of amendment to its registration submits the following information:

Name:

Hennessy Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

The Courtyard Square Suite 100 750 Grant Avenue Novato, CA 94945

Telephone Number (including area code):

(415) 899-1555

Name and Address of Agent for Service of Process:

Neil J. Hennessy The Courtyard Square Suite 100 750 Grant Avenue Novato, CA 94945

Check Appropriate Box:

        The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:

Yes    [X]             No    [_]

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Novato and State of California on the 1st day of July, 2005.

HENNESSY FUNDS TRUST
(Name of Registrant)
Attest: /s/ Daniel B. Steadman	By: /s/ Neil J. Hennessy
Daniel B. Steadman, Secretary	Neil J. Hennessy, President